United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Consolidated income statements
Consolidated balance sheets
Consolidated statements of cash flows
Consolidated statements of changes in shareholders’ equity
Summary of accounting policies
Change in consolidated companies
Information by business segment and by geographical area
b) Information by geographical area

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: May 22nd, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

     28/04/03

ALCATEL
SUMMARY CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2003*

Consolidated income statements for the first quarters 2003, 2002 and at December 31, 2002	2
Consolidated balance sheets at March 31, 2003 and 2002 and at December 31, 2002	3
Consolidated statements of cash flows at March 31, 2003 and 2002 and at December 31, 2002	5
Consolidated statements of changes in shareholders’ equity at March 31, 2003 and at December 31, 2002	6
Notes to consolidated financial statements :
- Summary of accounting policies	7
- Change in consolidated companies	7
- Information by business segment	8
- Information by geographical area	9
- Other	9

* Unaudited.

ALCATEL AND SUBSIDIARIES

Consolidated income statements

(in millions of euros)	Note	Q1 2003	Q1 2002	2002

Net sales	(3)	2,961	4,296	16,547
Cost of sales		(2,082)	(3,212)	(12,186)

Gross profit		879	1,084	4,361

Administrative and selling expenses		(607)	(818)	(2,862)
R&D costs		(433)	(609)	(2,226)

Income (loss) from operations	(3)	(161)	(343)	(727)

Interest expense on notes mandatorily redeemable for shares	(11)	(12)	—	(1)
Financial income (loss)	(4)	(30)	(70)	(1,018)
Restructuring costs	(12)	(277)	(139)	(1,474)
Other revenues (expenses)	(6)	202	(249)	(830)

Income (loss) before amortization of goodwill, taxes and purchased R&D		(278)	(801)	(4,050)

Income tax	(7)	(32)	186	19
Share in net income of equity affiliates and discontinued operations	(5)	(3)	(105)	(107)

Consolidated net income (loss) before amortization of goodwill and purchased R&D		(313)	(720)	(4,138)

Amortization of goodwill	(9)	(153)	(113)	(589)
Purchased R&D		—	—	—
Minority interests		5	(3)	(18)

Net income (loss)		(461)	(836)	(4,745)

Ordinary Shares (A)
Basic earnings per share (in euros)	(8)	(0.39)	(0.72)	(3.99)
Diluted earnings per share (in euros)	(8)	(0.39)	(0.72)	(3.99)

Alcatel tracking stock (O) (Optronics division)
Basic earnings per share (in euros)	(8)	(0.27)	(0.35)	(3.86)
Diluted earnings per share (in euros)	(8)	(0.27)	(0.35)	(3.86)

ALCATEL AND SUBSIDIARIES

Consolidated balance sheets

ASSETS		March 31	March 31	Dec. 31
(in millions of euros)	Note	2003	2002	2002

Goodwill, net	(9)	4,423	5,137	4,597
Other intangible assets, net		306	473	312

Intangible assets, net		4,729	5,610	4,909

Property, plant and equipment		7,905	9,649	8,236
Depreciation		(5,642)	(5,598)	(5,737)

Property, plant and equipment, net		2,263	4,051	2,499

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	(5)	279	745	306
Other investments and miscellaneous, net		859	1,306	975

Investments		1,138	2,051	1,281

TOTAL FIXED ASSETS		8,130	11,712	8,689

Inventories and work in progress, net		2,129	4,293	2,329

Trade receivables and related accounts, net		4,246	6,574	4,716
Other accounts receivable, net		3,980	5,943	4,037

Accounts receivable, net		8,226	12,517	8,753

Marketable securities, net		1,110	464	716
Cash		5,096	4,155	5,393

Cash and cash equivalents*		6,206	4,619	6,109

TOTAL CURRENT ASSETS		16,561	21,429	17,191

TOTAL ASSETS		24,691	33,141	25,880

*	Includes listed securities valued at € 40 million at March 31, 2003 (€ 44 million at December 31, 2002). Without listed securities, cash and cash equivalent would be € 6,166 million at March 31, 2003 (€ 6,065 million at December 31, 2002) as indicated in the consolidated statements of cash flows.

ALCATEL AND SUBSIDIARIES

		March 31	March 31	December 31
LIABILITIES AND SHAREHOLDERS' EQUITY		2003 — After	2002 — After	2002 — After
(in millions of euros)	Note	Appropriation	Appropriation	Appropriation

Capital stock (Euro 2 nominal value: 1,239,193,498 class A shares and 25,515,000 class O shares issued at March 31, 2003, 1,215,261,374 class A shares and 25,515,000 class O shares issued at March 31, 2002 and 1,239,193,498 class A shares and 25,515,000 class O shares issued at December 31, 2002)		2,529	2,481	2,529
Additional paid-in capital		9,573	9,573	9,573
Retained earnings		(5,082)	(355)	(5,078)
Cumulative translation adjustments		(305)	(205)	(283)
Net income		(461)	(836)	—
Less treasury stock at cost		(1,733)	(1,737)	(1,734)

SHAREHOLDERS’ EQUITY		4,521	8,921	5,007

MINORITY INTERESTS		353	209	343

OTHER EQUITY
Notes mandatorily redeemable for shares	(11)	645	—	645

Accrued pension and retirement obligations		1,059	1,067	1,016
Other reserves	(12)	3,222	3,982	3,301

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,281	5,049	4,317

Bonds and notes issued	(13)	5,210	5,726	5,325
Other borrowings		482	1,239	458

TOTAL FINANCIAL DEBT		5,692	6,965	5,783

Customers’ deposits and advances		1,418	1,585	1,482
Trade payables and related accounts		3,839	4,237	4,162
Debts linked to bank activity		236	699	246
Other payables		3,706	5,476	3,895

TOTAL OTHER LIABILITIES		9,199	11,997	9,785

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		24,691	33,141	25,880

ALCATEL AND SUBSIDIARIES

Consolidated statements of cash flows

(in millions of euros)	Note	Q1 2003	Q1 2002	2002

Cash flows from operating activities
Net income		(461)	(836)	(4,745)
Minority interests		(5)	3	18
Adjustments to reconcile income before minority interests to net cash provided by operating activities :
- Depreciation and amortization, net		168	269	1,010
- Amortization of goodwill and purchased R&D		153	113	589
- Changes in reserves for pension obligations, net		40	14	(3)
- Changes in other reserves, net		(29)	(205)	1,358
- Net (gain) loss on disposal of non-current assets		(243)	19	(287)
- Share in net income of equity affiliates and discontinued operations (net of dividends received)		3	112	188

Net cash provided (used) by operating activities before changes in working capital		(374)	(511)	(1,872)

Net change in current assets and liabilities :
- Decrease (increase) in inventories	(10)	115	339	2,000
- Decrease (increase) in accounts receivable	(10)	458	1,109	3,436
- Decrease (increase) in advances and progress payments	(10)	5	(57)	110
- Increase (decrease) in accounts payable and accrued expenses	(10)	(316)	(768)	(1,084)
- Increase (decrease) in customers deposits and advances	(10)	3	(97)	(173)
- Increase (decrease) in other receivables and debts		(74)	621	306

Net cash provided (used) by operating activities (a)		(183)	636	2,723

Cash flows from investing activities
Proceeds from disposal of fixed assets		307	35	280
Capital expenditures		(57)	(180)	(490)
Decrease (increase) in loans (b)		89	(181)	(839)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies		(5)	(132)	(193)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies		65	62	813

Net cash provided (used) by investing activities		399	(396)	(429)

Net cash flows after investment		216	240	2,294

Cash flows from financing activities
Increase (decrease) in short-term debt		(92)	(638)	(1,469)
Proceeds from issuance of long-term debt		—	—	—
Proceeds from issuance of notes mandatorily redeemable for shares		—	—	645
Proceeds from issuance of shares		—	8	8
Dividends paid		(3)	(11)	(276)

Net cash provided (used) by financing activities		(95)	(641)	(1,092)

Net effect of exchange rate change		(20)	7	(150)

Net increase (decrease) in cash and cash equivalents		101	(394)	1,052

Cash and cash equivalents at beginning of period		6,065	5,013	5,013

Cash and cash equivalents at end of period without listed securities		6,166	4,619	6,065

Operational cash flows (a) + (b) = Net cash provided (used) by operating activities + Decrease (increase) in loans (b)		(94)	455	1,884

ALCATEL AND SUBSIDIARIES

Consolidated statements of changes in shareholders’ equity

										in millions of euros

										Treasury
							Exchangeable			stock
		Number	Number				shares			owned
		of shares	of shares		Additional		Alcatel	Cumulative	Net	by
		outstanding	outstanding	Capital	paid-in	Retained	Networks	translation	Income	consolidated	Shareholders
	Note	class A	class O	stock	capital	earnings	Corp.	adjustments	(loss)	subsidiaries	equity

Balance at December 31, 2001 after appropriation		1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point		8,783,396		18	126						144
Capital increase linked to the acquisition of Telera		15,147,728		30	49						79
Other capital increase		7,577		—	8						8
Exchangeable shares Alcatel
Networks Corporation						573	(573)				—
Acquisition of Astral Point					(126)	(36)					(162)
Acquisition of Telera					(49)	(11)					(60)
Net change in treasury stock of class A shares owned by consolidated subsidiaries		5,715,418				(7)				108	101
Other adjustment						110					110
Translation adjustment								(98)			(98)
Net income (loss)									(4,745)		(4,745)
Appropriation of net income						(4,745)			4,745		—

Balance at December 31, 2002 after allocation		1,176,477,274	25,503,345	2,529	9,573	(5,328)	250	(283)	—	(1,734)	5,007

Other capital increase											—
Exchangeable shares Alcatel Networks Corporation											—
Net change in treasury stock of class A shares owned by consolidated subsidiaries		65,776								1	1
Net change in treasury stock of class O shares owned by consolidated subsidiaries			7,200								—
Other adjustment						(4)					(4)
Translation adjustment								(22)			(22)
Net income (loss)									(461)		(461)

Balance at March 31, 2003 before allocation		1,176,543,050	25,510,545	2,529	9,573	(5,332)	250	(305)	(461)	(1,733)	4,521

ALCATEL AND SUBSIDIARIES

Notes to consolidated financial statements

Note 1
Summary of accounting policies

The interim consolidated financial statements of the first 3 months of 2003 of Alcatel and its consolidated subsidiaries (the “Group”) are presented in accordance with the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, Alcatel applies the regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable”. The following specifications have to be stated :

a) Seasonal nature of activity
 Interim net sales and income from operations are characterized by a highly seasonal nature due to a high level of activity during the last quarter of the year, particularly in December. This trend may not be the same every year. Pursuant to the Conseil National de la Comptabilité (French Accounting Authorities) recommendation of March 1999, these seasonal net sales are accounted for under the same rules as year end net sales ; sales are recorded in the period in which they are achieved.

b) Income tax
 For interim financial statements, the income tax charge is calculated by applying the estimated effective annual tax rate to net income for the period. The estimated effective annual tax rate takes account of any eventual tax credits. Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

Note 2
Change in consolidated companies

The main change in the consolidated companies for the first 3 months 2003 is as follow :

•	In February 2003, Alcatel exercised its put option on Thomson for its 50% shareholding in their common joint-venture Atlinks. This put option was part of the initial contract signed in 1999 with Thomson. This transactions amounted to € 68 million. Atlinks was consolidated under the equity method and this disposal has had no significant impact on Alcatel Group’s accounts.

The main changes in the consolidated companies for the year 2002 are as follow :

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for 8.8 million Class A shares, a majority of which were represented by Class A ADSs, for an acquisition price of € 144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for € 390 million. As part of this transaction, the two companies entered into cooperation for the joint development of DSL chip-sets that also are intended to be made available to the open market. The disposal was completed at the end of June 2002.

•	In July 2002, Alcatel acquired control of Alcatel Shanghai Bell through the acquisition of an additional interest. The Group now owns 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

ALCATEL AND SUBSIDIARIES

•	In August 2002, Alcatel completed the acquisition of the Telera Corporation. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. All outstanding shares and rights to acquire shares of Telera Corp were exchanged for 15.5 million of Alcatel Class A American Depositary Shares (ADSs) for an acquisition price of € 79 million. This company is consolidated from August 1, 2002

•	In September 2002, Alcatel sold 10.3 million Thales shares, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel’s shareholding in Thales decreased from 15.83% to 9.7%. Alcatel is the largest private shareholder of Thales, with three seats on Thales’ board of directors. Alcatel still accounts for Thales using the equity method.

•	In October 2002, Alcatel sold 1.5 million Nexans shares. Alcatel no longer has a significant influence on this company, and therefore the remaining securities were reclassified as marketable securities.

Note 3
Information by business segment and by geographical area

a) Information by business segment

The tables below break down information by business segment ; they take into account the new organization setting at the beginning of 2003.

Previously Alcatel organization was largely designed around technology lines. From beginning of 2003, Alcatel is now streamlined and arranged into three markets centric Business Groups.

The first two Business Groups, Fixed Communications and Mobile Communications, serve Telco service providers markets and include:

-	infrastructure equipment divisions responsible for network equipment and pre and post commissioning tasks. These divisions have a strong focus on network solutions, in their respective markets,

-	in addition, each group has its own division focusing on applied solutions, including application software activities and interacting with the equipment divisions.

The third Business Group, Private Communications, fulfills a dual function:

-	it is responsible for all non-Telco communication markets and is organized along vertical market segments covering equipment, network solutions & applied solutions,

-	it provides Network Services supporting the entire portfolio of Alcatel customers.

The segment Other includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies.

2002 date have been restated to take into account the new organization.

Profit and loss used for each reportable segment is measured using the “income from operations”.

1) Net sales

		in millions of euros

		Q1 2002	2002
	Q1 2003	restated	restated

Fixed communications	1,317	2,132	7,822
Mobile Communications	798	1,176	4,542
Private communications	952	1,141	4,665
Other	3	—	22
Eliminations	(109)	(153)	(504)

Total Group	2,961	4,296	16,547

ALCATEL AND SUBSIDIARIES

2) Operating profit

		in millions of euros

		Q1 2002*	2002*
	Q1 2003*	restated	restated

Fixed communications	(105)	(271)	(956)
Mobile Communications	15	(5)	204
Private communications	(21)	(10)	166
Other	(50)	(57)	(141)

Total Group	(161)	(343)	(727)

*	For 2002 and Q1 2003, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (see note 6).

b) Information by geographical area

The following table breaks down the information by geographical area.

Because geographical area have been redefined, the 2002 data have been restated in order to take into account these changes and so to be comparable to the internal financial control data. The main changes concern the grouping of Australia and Asia in only one area (Pacific Asia) and the grouping of the United States and Canada in the area North of America.

						in millions of euros, except for staff count

			Western	Rest of	Pacific	North of	Rest of
	France	Germany	Europe	Europe	Asia	America	world*	Consolidated

Q1 2003
Net sales
- by subsidiary location	1,133	255	521	56	334	486	176	2,961
- by geographical market	382	180	709	216	509	450	515	2,961

Q1 2002 restated
Net sales
- by subsidiary location	1,376	426	730	80	401	961	322	4,296
- by geographical market	564	353	827	263	618	944	727	4,296

2002 restated
Net sales
- by subsidiary location	6,014	1,484	2,803	402	1,860	2,978	1,006	16,547
- by geographical market	2,355	1,225	3,459	1,175	2,790	2,912	2,631	16,547
Income from operations	(368)	(32)	(285)	48	132	(298)	76	(727)
Property, plant and equipment, net	849	252	639	44	161	460	94	2,499
Total assets	13,766	1,319	4,143	259	2,308	3,337	748	25,880
Registered staff	25,282	8,561	15,915	2,298	8,960	10,788	4,136	75,940

*	Includes India and Turkey.

Note 4
Financial income (loss)

		In millions of euros

	Q1 2003	Q1 2002	2002

Net interest (expense) income	(20)	(52)	(159)
Dividends	—	3	9
Provisions for depreciation of investments *	(2)	2	(669)
Net exchange gain (loss)	24	(1)	(82)
Financial item of retirement fees	(22)	(13)	(70)
Other financial items (net)	(10)	(9)	(47)

Financial income (loss)	(30)	(70)	(1,018)

*	of which :€ (480) million of reserves for financial debts (financing of some customers) in 2002.

ALCATEL AND SUBSIDIARIES

Note 5
Equity affiliates and discontinued operations

		In millions of euros

Income statement	Q1 2003	Q1 2002	2002

Share in net income of equity affiliates*	(3)	(82)*	(75)
Income of discontinued operations**	—	(23)	(32)

Total	(3)	(105)	(107)

*	Of which € 3 and € (79) millions for Q1 2003 and 2002 respectively relating to the previous shares in published net income of Thalès.

**	Activities disposed of during 2002 are described in note 2.

		In millions of euros

Balance sheet	Q1 2003	Q1 2002	2002

Share in net assets of equity affiliates	279	805	306
Assets and liabilities of discontinued operations, net**	—	(60)	—

Total	279	745	306

**	Discontinued operations as at March 31, 2002 concern activities of distribution to enterprise and microelectronics activities (cf. note 2).

The income statement of discontinued operations for the first quarter 2002 is as follows:

Q1 2002

Net sales	265
Costs of sales	(217)

Gross margin	48

Administrative and selling expenses	(67)

Income from operations	(19)

Net income (loss)	(23)

Note 6
Other revenue (expense)

		in millions of euros

	Q1 2003	Q1 2002	2002

Net capital gains (loss) on disposal of tangible assets	220	(6)	(9)
Net capital gains (loss) on disposal of shares	23	(13)	296

Net capital gains (loss) on disposal of assets(a)	243	(19)	287
Write off of trade receivables and inventories (b)	(40)	(211)	(548)
Write off of other assets (c)	3	(12)	(473)
Cost linked to the termination or disposal of activities (d)	—	—	(2)
Other	(4)	(7)	(94)

Other revenue (expense)	(41)	(230)	(1,117)

Total	202	(249)	(830)

(a) of which:
- disposal of Atlinks shares	32	—	—
- disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	—	—	261
- disposal of Nexans securities	—	15	(22)
- disposal of Alcatel Microelectronics shares	—	—	221
- disposal of real estate assets	209	—	—
- miscellaneous	2	(34)	(173)
(b) of which:
- related to the fixed communications segment	(34)	(211)	(450)
- related to the mobile communications segment	—	—	—
- related to the private communications segment	(6)	—	(98)
(c) of which:
- impairment of fixed assets in the fixed communications segment	—	—	(394)
(d) of which:
- disposal of CPE activities	—	—	10
- write off of acquired technologies	—	—	(9)
- miscellaneous	—	—	(3)

ALCATEL AND SUBSIDIARIES

Note 7
Analysis of income tax (benefit) charge

	in millions of euros

	Q1 2003	Q1 2002	2002*

Current income tax (benefit) charge	20	—	(283)
Deferred income tax charge (credit), net	12	(186)	264

Income tax (benefit) charge	32	(186)	(19)

*	Due to the decision taken to carry-back tax losses, mainly in France, a current income tax profit has been recorded during 2002 of which the counterpart is a charge in deferred income tax.

Given income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

Note 8
Earnings per share

Earnings per share is calculated in compliance with IAS 33.

Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible and redeemable bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

Basic and diluted earning per share are computed for each category of share:

–	class A shares

–	Alcatel Optronics tracking shares : class O

The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage was 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest was adjusted by the number of new Class O shares issued, i.e. 9,015,000 shares, and by the Class O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (Class O share: € 6.9060 and class A share: € 14.7750), i.e. 4,706,777 Class O share equivalents.

After the transaction, the total number of notional Class O shares deemed outstanding represented 108,596,777 shares and since it did not changed.

The economic interest (the tracked percentage) for 2001 and 2002 amounted to 23.5% (25,515,000 / 108,596,777). The non-tracked percentage for 2001 and 2002 amounted to 76.5%.

The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

ALCATEL AND SUBSIDIARIES

	Class A share				Class O shares

	Net income			Net Income
Q1 2003	(in million of		Per share	(in million of	Number of	Per share
	euros)	Number of shares	amount	euros)	shares	amount

Basic earnings
per share	(454)	1,176,513,179	€(0.39)	(7)	25,510,545	€(0.27)
Stock option
plans	—	—	—	—	—	—
Notes
mandatorily
redeemable for
shares	—	—	—	—	—	—

Diluted earnings
per share	(454)	1,176,513,179	€(0.39)	(7)	25,510,545	€(0.27)

Ordinary share A :
Consolidated subsidiaries owned 62,680,319 shares and zero share equivalent, taken into account in the earnings per share computation.

Class O share:
Consolidated subsidiaries owned 4,455 shares and no share equivalents were taken into account in the earnings per share computation.

Potential shares:
The number of outstanding subscription options as of March 31, 2003 amounted to 119,101,468 for class A shares and 986,269 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect. Furthermore, notes mandatorily redeemable for shares issued on December 19, 2002 (i.e. 120,786,517 bonds) were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

	Class A share				Class O shares

	Net income			Net Income
Q1 2002	(in million of		Per share	(in million of	Number of	Per share
	euros)	Number of shares	amount	euros)	shares	amount

Basic earnings
per share	(827)	1,150,164,585	(0.72)€	(9)	25,503,345	(0.35)€
Stock option
plans	—	—	—	—	—	—

Diluted earnings per share	(827)	1,150,164,585	(0.72)€	(9)	25,503,345	(0.35)€

Ordinary share A :
Consolidated subsidiaries owned 65,093,707 shares and zero share equivalent, taken into account in the earnings per share computation.

Class O share:
Consolidated subsidiaries owned 11,655 shares and no share equivalents were taken into account in the earnings per share computation.

Potential shares:
The number of outstanding subscription options as of March 31, 2002 amounted to 101,258,037 for class A shares and 1,313,117 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

	Class A share				Class O shares

	Net income			Net Income
2002	(in million of		Per share	(in million of	Number of	Per share
	euros)	Number of shares	amount	euros)	shares	amount

Basic earnings per
share	(4,647)	1,164,564,095	€(3.99)	(98)	25,503,420	€(3.86)
Stock option plans	—	—	—	—	—	—
Notes mandatorily
redeemable for shares	—	—	—	—	—	—

Diluted earnings per share	(4,647)	1,164,564,095	€(3.99)	(98)	25,503,420	€(3.86)

ALCATEL AND SUBSIDIARIES

Class A share:
The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 63,321,349 shares and no share equivalents.

Class O share:
The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 11,655 shares and no share equivalents.

Shares subject to future issuance:
The number of outstanding subscription options as of December 31, 2002 was 99,870,971 for class A shares and 1,140,765 for class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect. Furthermore, notes mandatorily redeemable for shares issued on December 19, 2002 (i.e. 120,786,517 bonds) were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

Note 9
Goodwill, net

					in millions of euros

		31/03/2003			31/03/2002	31/12/2002

	Amort.	Gross	Cumulative
Acquisitions	length	value	amortization	Net	Net	Net

CFA*	20	3,614	(2,315)	1,299	1,480	1,344
Telettra	20	1,703	(1,289)	414	456	424
“Optical fibers” and submarine” activities**	20	328	(115)	213	226	213
Alcatel Submarine Networks Tel	20	886	(734)	152	182	165
Alcatel Network Systems Inc.	20	621	(453)	168	231	177
Alcatel Space	20	1,148	(232)	916	1,013	971
Thalès (ex Thomson-CSF)	20	261	(68)	193	337	196
Xylan / Packet Engines	20	1,383	(919)	464	604	482
Assured Access	—	280	(280)	—	—	—
Internet Devices	—	127	(127)	—	—	—
Alcatel Shanghai Bell	20	200	(8)	192	—	200
Other	5 to 20	941	(529)	412	608	425

Total	5 to 20	11,492	(7,069)	4,423	5,137	4,597

*	The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s. Due to the historical nature of these transactions, the goodwill is only allocated to the Telecom’s activities.

**	The value of goodwill, net for the optical fibers activity was zero.

For the first quarter 2003, amortization expenses amount to € 153 million of which € 46 million of exceptional amortization.

Until July 1, 2002, Alcatel Shanghai Bell was accounted for under the equity method. Since July 1, 2002, Alcatel Shanghai Bell is fully consolidated following Alcatel’s acquisition of an additional 18.35% interest and a preliminary goodwill of € 213 million was booked.

During the third quarter 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of € 166 million in goodwill and a € 39 million decrease in the cumulative amortization relating to Thales.

In the past Alcatel did not charged goodwill on shareholders’ equity. On the other hand, some acquisitions have been accounted for using the “pooling of interest” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation No. 99-02). Details of the last acquisitions accounted for with this method are given hereafter.

The acquisition of Astral Point during the first half 2002 was financed with a capital increase. By applying “pooling of interest” accounting for stock-for-stock business combinations (provided for in paragraph

ALCATEL AND SUBSIDIARIES

215 of regulation No. 99-02) € 162 million, representing the difference between the acquisition price and the net value of Astral Point’s assets and liabilities, was charged to shareholders’ equity.

Additionally, the acquisition of Telera during the second half 2002, was financed with a capital increase. “Pooling of interest” accounting for stock-for-stock business combinations was also applied to this acquisition. € 60 million, representing the difference between the acquisition price and the net value of Telera’s assets and liabilities, was charged to shareholders’ equity.

Note 10
Operating working capital

				in millions of euros

			Change in	Exchange
			consolidated	rate and
	31/12/2002	Cash flow	companies	other	31/03/2003

Inventories and work in progress, net	3,723	(115)	6	(158)	3,456
Receivables and related accounts, net	5,808	(458)	21	(54)	5,317
Advances and progress payments, net	147	(5)	—	—	142
Advances and customer deposit	(1,482)	(3)	—	67	(1,418)
Accounts payables and accrued expenses	(4,162)	316	(9)	16	(3,839)

Need in operational working capital – gross	4,034	(265)	18	(129)	3,658

Valuation allowance	(2,486)		(6)	94	(2,398)

Need in operational working capital – net	1,548	(265)	12	(35)	1,260

Note 11
Other equity

On December 19, 2002, Alcatel issued 120,786,517 bonds, of nominal value € 5.34 each, mandatorily redeemable for new or existing class A shares (ORANE) (one share for one bond), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each bond.

For the repayment of the ORANEs, Alcatel will either issue new shares, or use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations.

The interest due for 2002 was € 1.2 million. Interests paid in advance are booked for € 118,8 million in the item increase (decrease) in other receivables and debts presented in the consolidated statements of cash flows in net cash provided (used) by operating activities (increase in other receivables and debts).

Note 12
Accrued contract costs and other reserves

a) Balance at closing

		in millions of euros

	31/03/03	31/03/02	2002

Reserves for product sales	1,400	1,742	1,489
Reserves for restructuring	955	999	919
Other reserves	867	1,241	893

Total	3,222	3,982	3,301

Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

ALCATEL AND SUBSIDIARIES

b) Evolution during the first quarter 2003

						in millions of euros

					Change in
			Reversals	Reversals	consolidated
	31/12/02	Increase	(used)	(not used)	companies	Other	31/03/03

Reserves for product sales	1,489	111	(109)	(78)	—	(13)	1,400
Reserves for restructuring	919	284	(239)	(7)	—	(2)	955
Other reserves	893	21	(34)	(12)	(7)	6	867

Total	3,301	416	(382)	(97)	(7)	(9)	3,222

Effect on the profit and loss statements:
- income from operations		(115)			83		(32)
- financial income		(6)			—		(6)
- restructuring costs		(284)			7		(277)
- other revenue (expense)		(11)			7		(4)

Total		(416)			97		(319)

c) Restructuring reserves

		in millions of euros

	31/03/03	31/03/02	2002

Opening balance	919	1,113	1,113
Expenses during period	(239)	(191)	(1,105)
New plans and adjustments to previous estimates	277*	111	1,081
Effect of acquisition (disposal) of consolidated subsidiaries	—	(37)	(41)
Currency translation adjustments and others	(2)	3	(129)

Closing balance	955	999	919

*	Costs of restructuring amount to € 277 million related to new plans of previous estimations. There is no charge of write-off of assets.

For 2002, the restructuring reserves concern mainly :

-	Costs linked to the continuation of restructuring in the U.S (carrier networking activities).

-	Costs linked to the continuation of layoffs in European activities (carrier networking activities).

-	Costs linked to restructuring in optics division, mainly optronics and optical fiber.

For the first quarter 2003, the restructuring reserves concern mainly costs linked to the continuation of layoffs in France and Spain.

Note 13
Financial debts

a) Other bonds and notes

The main changes for the first quarter 2003 are as follows:

-	Buy-back and cancellation of bonds in the amount of € 115 million (€ 93 million related to bonds maturing in September 2003, € 22 million related to bonds maturing in February 2004).

The main changes for 2002 are as follows:

-	Repayment on March 20, 2002 of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

-	Repayment on June 20, 2002 of the residual € 315 million on € 600 million in bonds with a floating rate issued by Alcatel in June 2000,

-	Buy-back and cancellation of bonds in the amount of € 86 million (€ 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

ALCATEL AND SUBSIDIARIES

b) Credit rating and financial covenant

As of April 25, 2003, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Negative	10/04/02
Moody’s	B1	Not Prime	Negative	11/20/02

On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt ratings relating to Alcatel from BB+ to B+ (with Negative Outlook). The short-term B corporate credit ratings were affirmed. The prior update was on July 12, 2002.

On November 20, 2002, Moody’s lowered its long-term senior debt rating relating to Alcatel from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for Alcatel’s short-term debt were confirmed. The prior update was on July 9, 2002.

Rating clauses affecting Alcatel debt at March 31, 2003

Alcatel outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of its credit rating. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause which provides that the interest rate will be increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate to from 7% to 8.5% became effective in December 2002, and will apply to the payment of the December 2003 coupon . This bond issue also contains a “step down rating change” clause that provides that the interest rate will be reversibly decreased by 150 basis points if Alcatel’s ratings move back to investment grade.

Syndicated facility

On April 9, 2002, Alcatel closed a € 2,075 million syndicated revolving credit facility available for general corporate purposes. The existing outstanding undrawn bilateral credit lines were cancelled. The facility comprised of a three-year tranche of € 1,375 million and of a 364-day tranche of € 700 million maturing on April 9, 2003. As of March 31, 2003, the facility had never been and was not drawn.

Alcatel did not request from the bank syndicate the renewal of the € 700 million tranche. The syndicated facility, therefore reduced to € 1,375 million maturing on April 9, 2005, is still undrawn as of April 25, 2003.

The availability of Alcatel syndicated revolving credit facility is not dependent upon its credit ratings. Alcatel’s ability to draw on this facility is conditioned upon the compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program). Financial covenants consist in two ratios, first a gearing ratio (net debt/equity including minority interests) and second, a ratio linked to the capacity of Alcatel to generate cash and reimburse its debt. Alcatel was compliant with these financial covenants at the end ofQ1 2003. Given the continuous impact of the current economic conditions on Alcatel, Alcatel can provide no assurance that it will remain compliant with such financial covenants in the future.

Note 14
Annex relating to off balance sheet

a) Off balance sheet commitment

Off-balance sheet commitments of Alcatel Group are primarily as follows:

•	certain commitments given to customers in the amount of contracts (contract performance bonds, guarantees on advances received...);

ALCATEL AND SUBSIDIARIES

•	maximum intra-day bank overdraft allowed by Group subsidiaries under cash pooling agreement;

•	guarantees given under securitization programs or sale of receivables (See description below );

Alcatel does not rely on special purpose entities to deconsolidate risks.

b) SVF Program
 In 1999, Alcatel launched a program of securitization of vendor finance receivables which was amended and restated in June 2000, further amended in May 2002 and is currently being renegotiated.

The main provisions of the newly amended program are as follows:

•	Alcatel has the right to sell a portion or the whole of certain of its vendor finance receivables which meet defined eligibility criteria, to the program for a period of two years from 14 May, 2002 on a revolving basis. The program is expected to be fully repaid by Alcatel (through a purchase of the remaining receivables) at the end of the fifth year from 14 May, 2002. To the extent that the actual amortization of receivables in the program is less than a notional amortization schedule (which calls for 60% amortization prior to the fifth year), Alcatel will guarantee the difference.

•	The SVF program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Prior to 7 October 2002, the SVF program was principally funded through a Citibank commercial paper conduit vehicle. Following the downgrading by Standard & Poors of Alcatel’s credit rating to B+ on October 4, 2002, the commercial paper conduit was unable to continue to fund the program and the backstop facility provided by the banks was drawn on 7 October to the extent needed to repay the funding previously provided by the commercial paper conduit . This resulted in an increase in the cost of funds to the program to LIBOR plus 300 basis points. The operation of the program is otherwise unaffected by the downgrade of Alcatel on October 4, 2002 and Alcatel may continue (subject to other limitations) to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

•	In the event that the banks do not elect to renew their facility in May 2003, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF program to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by Alcatel. The program is currently renegotiated in order — among others — to extend the revolving period after May 2003. The renegotiation is planned to be finalized in May 2003.

•	The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million (1,093.7 million of euros).

•	Prior to the downgrade by Moody’s of Alcatel’s credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the program, on the basis of selling participations in them without making a legal assignment of the receivables. Following that downgrade, Alcatel is required to make legal assignments of all future receivables sold to the program.

•	Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation is 15%, which means that Alcatel receives 85% of the face value of the receivables which it sells in cash and the remaining 15% of the purchase price is deferred and is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level was completed by 31 July, 2002,within the time limit provided for the transition in the program documentation. The deferred purchase price is accounted for in “Non current financial asset.”

•	The program provides for various Alcatel guarantees, the principal ones being:

-	A first loss guarantee up to 30% of:

•	the program amount during the revolving two year period, or;

ALCATEL AND SUBSIDIAIRIES

•	the funded portion of the program during the amortization period.

-	Two portfolio diversification guarantees. Alcatel’s guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. This guarantee could be as high as 100%. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

-	A political risk guarantee which covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

-	Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

•	The program provides for certain early termination events. These include a breach of financial covenants by Alcatel. The financial covenants in question are identical to those defined in April 2002 — Alcatel’s € 2.1 billion (€ 1.4 billion since April 9, 2003, see note 12b) syndicated bank facility . These covenants are tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

Summarized balance sheet of SVF Trust as of March 2003 and December 31, 2002 (in USD million):

In millions of USD	31/03/2003	31/12/2002		31/03/2003	31/12/2002

Loan receivables	422	428	Certificates of
			beneficial interest	43	43
			Trust A notes	316	321
			Deferred Purchase Price	63	64

Total	422	428	Total	422	428

As of March 31, 2003 loan receivables held by SVF Trust amounted to $422 million ($428 million as of December 2002, $700 million as of December 31, 2001). Changes during the first quarter 2003 are due to receivables reimbursements for $ (6) million.

The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel’s consolidated financial statements and amounts to USD 63 million as of March 31, 2003 (USD 64 million as of December 30, 2002 and USD 0 million as of December 31, 2001).

As of March 31, 2003, a reserve of 25 millions of euros was booked by Alcatel for risk to given guarantees to the SVF Trust.

As Alcatel Group owns no equity share in this Trust, it is not booked in the Group’s accounts in order to comply with the CRC n°99-02 regulation.

c) Securitization of customer loans

On May 31, 2002, Alcatel entered into a € 480 million securitization program (the “Securitization”) for the sale of customer loans related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

Alcatel is a risk participant on a pari passu basis with the other risk participants (the “Alcatel Risk Participation”) for up to 39.7% of the aggregate amount of loans sold by Alcatel. As customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities capped at € 500 million each.

As of March 31, 2003, Alcatel sold under the Securitization an aggregate amount of € 150 million in eligible loans, and under the Alcatel Risk Participation, Alcatel is liable for € 50 million of such amount.

ALCATEL AND SUBSIDIARIES

Note 15
Contingencies

Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

France Telecom

Since 1993 a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and Alcatel filed several motions challenging the investigation’s procedural validity with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of an expert’s reports have to be suppressed, on the other hand it rejected the major part of the motions. On May 29, 2002, the Cour de Cassation, Chambre Criminelle, the highest French court having jurisdiction over the matter, rejected the appeal against this decision. However, on November 6, 2002 the same court granted a motion from a former employee of Alcatel CIT who had been indicted for the audit of production costs conducted in 1989 in the Transmission division and referred the case back to the Paris Court of Appeals. Accordingly, the investigating magistrate will not be in a position to close his investigation before the end of 2003 at the earliest.

Class A and Class O shareholders

Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

The actions purport to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class O shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) all persons who purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) all persons who purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

The actions have been filed and consolidated in United States District Court, Southern District of New York. Alcatel intends to defend the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

Although it is not possible at this stage of these cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Group.

ALCATEL AND SUBSIDIARIES

Note 16
Subsequent events

At the annual shareholders meeting, shareholders approved the conversion of Alcatel Optronics tracking stocks into Alcatel ordinary shares on a one-for-one basis. This implies several significant changes: the end of Optronics separate financial reporting, the end of the presentation of consolidating forms (cf. note 17) and earnings per share for class O shares from June 30, 2003 and as well as, effective April 22nd, the first day of trading on the Paris stock exchange following the Shareholders’ meeting, the suspension of the Alcatel O quotation. From April 23rd, there will be one Alcatel shares quotation without distinction of class, instead of the former Alcatel A and O shares.

Note 17
Consolidating financial information

The board of directors of Alcatel decided after approval by the shareholders of Alcatel held on October 20, 2000, the creation of 16,500,000 Alcatel Class O shares. The dividends paid to these Alcatel Class O shares will be based on the separate performance of the Optronics division of Alcatel.

The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000. Since the sale of most of Alcatel Optronics USA Inc. assets to Sanmina Texas LP on November 22, 2002, the company has no operational activity. As a result, the company is no longer combined within the Optronics division and its net assets have been returned to Alcatel as of January 1, 2003.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000. Since the shutdown of Gatineau’s facility on December 13, 2002, Alcatel Optronics Canada has no operational activity and should be liquidated by the end of 2003.

•	Alcatel Optronics UK (ex Kymata), a U.K. company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands.

Alcatel prepared separate financial statements of the Optronics division. In addition, Alcatel also prepared consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements will also highlight intergroup allocations of common expenses and related party transactions in separate line items.

For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

The combined financial statements are issued based on historical financial information and actual costs allocation between the Optronics Division and Alcatel Groupe without the Optronics Division. They give effect to the Basic Intercompany agreement only from the coming into force of the agreement, it means the effective date of the offer. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

The analysis described below outlines the key elements of the “Basic Intercompany agreement” and the allocation methodology.

For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups:

ALCATEL AND SUBSIDIARIES

Cash management and allocation policies

The capital structure of the Optronics division:

—	has been based on the current capital structure and financial position of Alcatel Optronics S.A., and existing cash, debt balances and transactions have been maintained,

—	for Alcatel Optronics, Inc., any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics S.A., changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

Costs of sales

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

Following the signature of the “Basic Intercompany agreement” and the spinning off of the US activity of the company Alcatel Optronics Inc, the reinvoicing of the Optronics Division are agreed in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

Research and development

Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

According to the “Basic Intercompanies Agreement”, Optronics shall pay to Alcatel a fixed amount of € 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course on long-term R&D projects.

Income tax

Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

—	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

—	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

—	Inter-group cash-flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

ALCATEL AND SUBSIDIARIES

a)	Consolidating financial statements as of March 2003

1)	Consolidating income statements Q1 2003

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	2958,3	2,7	—	2961,0
Inter-group transactions	3,2	4,6	(7,8)	—
Net sales	2961,5	7,3	(7,8)	2961,0
External	(2064,6)	(17,4)	—	(2082,0)
Inter-group allocated expenses	—	—	—	—
Inter-group transactions	(4,2)	(4,0)	8,2	—
Cost of sales	(2068,8)	(21,4)	8,2	(2082,0)
Gross Profit	892,7	(14,1)	0,4	879,0

External	(603,6)	(3,4)	—	(607,0)
Inter-group allocated expenses	0,1	(0,1)	—	—
Inter-group transactions	0,9	(0,9)	—	—
Administrative and selling expenses	(602,6)	(4,4)	—	(607,0)
External	(428,4)	(4,6)	—	(433,0)
Inter-group allocated expenses	1,0	(1,0)	—	—
Research & Development expenses	(427,4)	(5,6)	—	(433,0)
Income from operations	(137,3)	(24,1)	0,4	(161,0)
Interest expense on notes mandatorily redeemable for shares	(12,0)	—	—	(12,0)

External	(29,9)	(0,1)	—	(30,0)
Inter-group allocated expenses	2,5	(2,5)	—	—
Inter-group transactions	0,3	(0,3)	—	—
Financial income (loss)	(27,1)	(2,9)	—	(30,0)
Restructuring costs	(273,0)	(4,0)	—	(277,0)
Other revenue (expenses)	201,5	0,9	(0,4)	202,0
Income before amortization of goodwill, taxes and purchased R&D	(247,9)	(30,1)	—	(278,0)

External	(32,0)	—	—	(32,0)
Inter-group transactions	(0,7)	0,7	—	—
Income tax	(32,9)	0,9	—	(32,0)
Share in net income of equity affiliates	(3,0)	—	—	(3,0)
Consolidated net income before amort. of GW and purchased R&D	(283,6)	(29,4)	—	(313,0)

Amortization of goodwill	(153,0)	—	—	(153,0)
Purchased R&D	—	—	—	—
Minority interests	5,0	—	—	5,0

Net income	(431,6)	(29,4)	—	(461,0)

ALCATEL AND SUBSIDIARIES

2)	Consolidating balance sheet as of March 31, 2003

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Goodwill, net	4,423.0	—	—	4,423.0
Other intangible assets, net	305.0	1.0	—	306.0
Intangible assets, net	4,728.0	1.0	—	4,729.0
External	7,641.1	263.9	—	7,905.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(35.6)	35.6	—	—
Total property, plant and equipment	7,605.5	299.5	—	7,905.0
External	(5,436.6)	(205.4)	—	(5,642.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	12.7	(12.7)	—	—
Less total accumulated depreciation	(5,423.9)	(218.1)	—	(5,642.0)
Property, plant and equipment, net	2,181.6	81.4	—	2,263.0
Share in net assets of equity affiliates and discontinued operations	279.0	—	—	279.0
Other investments and miscellaneous, net	857.1	1.9	—	859.0
Investments	1,136.1	1.9	—	1,138.0

TOTAL FIXED ASSETS	8,045.7	84.3	—	8,130.0

Total inventories and work-in-progress, net	2,115.6	13.4	—	2,129.0
External	4,242.3	3.7	—	4,246.0
Inter-group transactions	5.4	3.1	(8.5)	—
Total trade receivables and related accounts, net	4,247.7	6.8	(8.5)	4,246.0
External	3,963.3	16.7	—	3,980.0
Inter-group transactions	—	—	—	—
Other accounts receivable	3,963.3	16.7	—	3,980.0
Accounts receivable, net	8,211.0	23.5	(8.5)	8,226.0
Cash Pooling — Alcatel current account (maturity not less than 3 months)	—	—	—	—
Marketable securities, net	1,110.0	—	—	1,110.0
Cash Pooling — Alcatel current account (maturity less than 3 months)	(5.3)	5.3	—	—
Cash	5,093.6	2.4	—	5,096.0
Cash and cash equivalents	6,198.3	7.7	—	6,206.0

TOTAL CURRENT ASSETS	16,524.9	44.6	(8.5)	16,561.0

Total assets	24,570.6	128.9	(8.5)	24,691.0

ALCATEL AND SUBSIDIARIES

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY	4,754.0	(233.0)	—	4,521.0
Minority interests	353.0	—	—	353.0
OTHER EQUITY
Notes mandatorily redeemable for shares	645.0			645.0
Accrued pension and retirement obligations	1,056.6	2.4	—	1,059.0
Other reserves	3,201.0	21.0	—	3,222.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,257.6	23.4	—	4,281.0
Bonds and notes issued	5,210.0	—	—	5,210.0
Cash pooling — Alcatel current account	(281.8)	281.8	—	—
External	482.0	—	—	482.0
Inter-group transactions	(23.8)	23.8	—	—
Other borrowings	458.2	23.8	—	482.0
TOTAL FINANCIAL DEBT	5,386.4	305.6	—	5,692.0
External	1,417.9	0.1	—	1,418.0
Inter-group transactions	—	—	—	—
Customers’ deposits and advances	1,417.9	0.1	—	1,418.0
External	3,826.2	12.8	—	3,839.0
Inter-group transactions	3.1	5.4	(8.5)	—
Trade payables and related accounts	3,829.3	18.2	(8.5)	3,839.0
Debt linked to the bank activity	236.0			236.0
External	3,691.4	14.6	—	3,706.0
Inter-group transactions	—	—	—	—
Other payables	3,691.4	14.6	—	3,706.0
TOTAL OTHER LIABILITIES	9,174.6	32.9	(8.5)	9,199.0

Total liabilities and net worth of the division	24,570.6	128.9	(8.5)	24,691.0

ALCATEL AND SUBSIDIARIES

3)	Consolidating statement of cash flows as of March 31, 2003

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Cash flows from operating activities
Net income	(431.6)	(29.4)	—	(461.0)
Minority interests	(5.0)	—	—	(5.0)
Adjustments to reconcile income to net cash provided by operating activities - Depreciation and amortization. net	315.9	5.1	—	321.0
External	316.7	4.3	—	321.0
Inter-group transactions	(0.8)	0.8	—	—
- Changes in reserves for pension obligations, net	40.0	—	—	40.0
- Changes in other reserves, net	(26.8)	(2.2)	—	(29.0)
- Net (gain) loss on disposal of non-current assets	(242.9)	(0.1)	—	(243.0)
- Share in Net income of equity affiliates	3.0	—	—	3.0
- other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(347.4)	(26.6)	—	(374.0)

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	648.1	5.8	(0.9)	653.0
External	647.9	5.1	—	653.0
Inter-group transactions	0.2	0.7	(0.9)	—
- Decrease (increase) in inventories	110.6	4.4	—	115.0
- Increase (decrease) in accounts payable and accrued expenses	(568.0)	(9.9)	0.9	(577.0)
External	(567.3)	(9.7)	—	(577.0)
Inter-group transactions	(0.7)	(0.2)	0.9	—

Net cash provided by operating activities	(156.7)	(26.3)	—	(183.0)

Cash flows from investing activities
Proceeds from disposal of fixed assets	306.8	0.2	—	307.0
Capital expenditures	(57.0)	—	—	(57.0)
External	(57.0)	—	—	(57.0)
Inter-group transactions	—	—	—	—
Decrease (increase) in loans	90.0	(1.0)	—	89.0
Cash expenditures for acquisition of consolidated companies net of cash acquired and for acquisition of unconsolidated companies	(5.0)	—	—	(5.0)
External	(5.0)	—	—	(5.0)
Inter-group transactions	—	—	—	—
Cash proceeds from sale of previously consolidated companies net of cash sold and from sale of unconsolidated companies	65.0	—	—	65.0
External	65.0	—	—	65.0
Inter-group transactions	—	—	—
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	399.8	(0.8)	—	399.0

Net cash flows after investing activities	243.1	(27.1)	—	216.0

Cash flows from financing activities
Increase (Decrease) in short-term debt	(122.6)	30.6	—	(92.0)
Proceeds from issuance of long-term debt	—	—	—	—
Principal payment under capital lease obligation	0.7	(0.7)	—	—
Proceeds from issuance of shares	—	—	—	—
External	—	—	—	—
Inter-group transactions	—	—	—	—
Funds allocated by Alcatel (transferred to Alcatel)	15.3	(15.3)	—	—
Dividends (paid)/received	(3.0)	—	—	(3.0)
External	(3.0)	—	—	(3.0)
Inter-group transactions	—	—	—	—
Net cash provided (used) by financing activities	(109.6)	14.6	—	(95.0)

Net effect of exchange rate changes	(19.8)	(0.2)	—	(20.0)

Net increase (decrease) in cash and cash equivalents	113.7	(12.7)	—	101.0

Cash and cash equivalents at beginning of year	6,044.6	20.4	—	6,065.0

Cash and cash equivalents at end of year	6,158.3	7.7	—	6,166.0

ALCATEL AND SUBSIDIARIES

b)	Consolidating financial statements as of March 2002

1)	Consolidating income statements Q1 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	4,283.4	12.6	—	4,296.0
Inter-group transactions	7.6	22.5	(30.1)	—
Net sales	4,291.0	35.1	(30.1)	4,296.0
External	(3,166.2)	(45.8)	—	(3,212.0)
Inter-group allocated expenses	1.2	(1.2)	—	—
Inter-group transactions	(21.6)	(8.5)	30.1	—
Cost of sales	(3,186.6)	(55.5)	30.1	(3,212.0)
Gross Profit	1,104.4	(20.4)	—	1,084.0

External	(810.2)	(7.8)	—	(818.0)
Inter-group allocated expenses	0.7	(0.7)	—	—
Inter-group transactions	1.3	(1.3)	—	—
Administrative and selling expenses	(808.1)	(9.9)	—	(818.0)
External	(597.8)	(11.2)	—	(609.0)
Inter-group allocated expenses	1.5	(1.5)	—	—
Research & Development expenses	(596.3)	(12.7)	—	(609.0)
Income from operations	(300.0)	(43.0)	—	(343.0)

External	(69.2)	(0.8)	—	(70.0)
Inter-group allocated expenses	1.7	(1.7)	—	—
Inter-group transactions	0.3	(0.3)	—	—
Financial income (loss)	(67.2)	(2.8)	—	(70.0)
Restructuring costs	(135.7)	(3.3)	—	(139.0)
Other revenue (expenses)	(248.7)	(0.3)	—	(249.0)
Income before amortization of goodwill, taxes and purchased R&D	(751.6)	(49.4)	—	(801.0)

External	186.0	—	—	186.0
Inter-group transactions	(12.3)	12.3	—	—
Income tax	173.7	12.3	—	186.0
Share in net income of equity affiliates	(105.0)	—	—	(105.0)
Consolidated net income before amort. of GW and purchased R&D	(683.0)	(37.0)	—	(720.0)

Amortization of goodwill	(111.9)	(1.1)	—	(113.0)
Purchased R&D	—	—	—	—
Minority interests	(3.0)	—	—	(3.0)

Net income	(797.8)	(38.2)	—	(836.0)

ALCATEL AND SUBSIDIARIES

2)	Consolidating balance sheet as of March 31, 2002

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Goodwill, net	5,079.4	57.6	—	5,137.0
Other intangible assets, net	461.4	11.6	—	473.0
Intangible assets, net	5,540.8	69.2	—	5,610.0
External	9,307.5	341.5	—	9,649.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(31.4)	31.4	—	—
Total property, plant and equipment	9,276.1	372.9	—	9,649.0

External	(5,492.8)	(105.2)	—	(5,598.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	8.8	(8.8)	—	—
Less total accumulated depreciation	(5,484.0)	(114.0)	—	(5,598.0)
Property, plant and equipment, net	3,792.1	258.9	—	4,051.0
Share in net assets of equity affiliates and discontinued operations	745.0	—	—	745.0
Other investments and miscellaneous, net	1,305.1	0.9	—	1,306.0
Investments	2,050.1	0.9	—	2,051.0
	—	—	—	—

TOTAL FIXED ASSETS	11,383.0	329.0	—	11,712.0

Total inventories and work-in-progress, net	4,240.0	53.0	—	4,293.0
External	6,554.0	20.0	—	6,574.0
Inter-group transactions	12.0	12.4	(24.4)	—
Total trade receivables and related accounts, net	6,566.0	32.4	(24.4)	6,574.0
External	5,874.9	68.1	—	5,943.0
Inter-group transactions	—	33.0	(33.0)	—
Other accounts receivable	5,874.9	101.1	(33.0)	5,943.0
Accounts receivable, net	12,440.9	133.5	(57.4)	12,517.0
Cash Pooling — Alcatel current account	—	—	—	-
(maturity not less than 3 months)
Marketable securities, net	—
Cash Pooling — Alcatel current account	(5.9)	5.9	—	—
(maturity less than 3 months)
Cash	4,616.9	2.1	—	4,619.0
Cash and cash equivalents	4,611.0	8.0	—	4,619.0

TOTAL CURRENT ASSETS	21,291.9	194.5	(57.4)	21,429.0

Total assets	32,674.9	523.5	(57.4)	33,141.0

ALCATEL AND SUBSIDIARIES

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY	8,730.6	190.4	—	8,921.0
Minority interests	209.0	—	—	209.0
Accrued pension and retirement obligations	1,064.4	2.6	—	1,067.0
Other reserves	3,946.1	35.9	—	3,982.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,010.5	38.5	—	5,049.0
Bonds and notes issued	5,726.0	—	—	5,726.0
Cash pooling — Alcatel current account	(165.9)	165.9	—	—
External	1,235.3	3.7	—	1,239.0
Inter-group transactions	(23.2)	23.2	—	—
Other borrowings	1,212.1	26.9	—	1,239.0
TOTAL FINANCIAL DEBT	6,772.2	192.8	—	6,965.0
External	1,584.9	0.1	—	1,585.0
Inter-group transactions	—	—	—	—
Customers’ deposits and advances	1,584.9	0.1	—	1,585.0
External	4,193.4	43.6	—	4,237.0
Inter-group transactions	12.4	12.0	(24.4)	—
Trade payables and related accounts	4,205.8	55.6	(24.4)	4,237.0
Debt linked to the bank activity	699	—	—	699
External	5,429.9	46.1	—	5,476.0
Inter-group transactions	33.0	—	(33.0)	—
Other payables	5,462.9	46.1	(33.0)	5,476.0
TOTAL OTHER LIABILITIES	11,952.6	101.8	(57.4)	11,997.0

Total liabilities and net worth of the division	32,674.9	523.5	(57.4)	33,141.0

ALCATEL AND SUBSIDIARIES

3)	Consolidating statement of cash flows as of March 31, 2002

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Cash flows from operating activities
Net income	(797.8)	(38.2)	—	(836.0)
Minority interests	3.0	—	—	3.0
Adjustments to reconcile income to net cash provided by operating activities	366.5	15.5	—	382.0
- Depreciation and amortization. net
External	367.4	14.6	—	382.0
Inter-group transactions	(0.9)	0.9	—	—
- Changes in reserves for pension obligations, net	14.0	—	—	14.0
- Changes in other reserves, net	(178.0)	(27.0)	—	(205.0)
- Net (gain) loss on disposal of non-current assets	18.2	0.8	—	19.0
- Share in Net income of equity affiliates	105.0	—	—	105.0
- other	7.0	—	—	7.0

Net cash provided (used) by operating activities before changes in working capital	(462.1)	(48.9)	—	(511.0)

Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable	1,864.1	61.8	(67.9)	1,858.0
External	1,833.4	24.6	—	1,858.0
Inter-group transactions	30.7	37.2	(67.9)	—
- Decrease (increase) in inventories	305.7	33.3	—	339.0
- Increase (decrease) in accounts payable and accrued expenses	(1,081.5)	(36.4)	67.9	(1,050.0)
External	(1,044.3)	(5.7)	—	(1,050.0)
Inter-group transactions	(37.2)	(30.7)	67.9	—
- Changes in reserves on current assets, net	—	—	—	—

Net cash provided by operating activities	626.2	9.8	—	636.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	34.4	0.6	—	35.0
Capital expenditures	(169.2)	(10.8)	—	(180.0)
External	(171.2)	(8.8)	—	(180.0)
Inter-group transactions	2.1	(2.1)	—	—
Decrease (increase) in loans	(181.0)	—	—	(181.0)
Cash expenditures for acquisition of consolidated companies net of cash acquired and for acquisition of unconsolidated companies	(131.9)	(0.1)	—	(132.0)
External	(132.0)	—	—	(132.0)
Inter-group transactions	0.1	(0.1)		—
Cash proceeds from sale of previously consolidated companies net of cash sold and from sale of unconsolidated companies	62.0	—	—	62.0
External	62.0		—	62.0
Inter-group transactions	—	—	—	—
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	(385.7)	(10.3)	—	(396.0)

Net cash flows after investing activities	240.5	(0.5)	—	240.0

ALCATEL AND SUBSIDIARIES

	Alcatel ex-
	Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Cash flows from financing activities
Increase (Decrease) in short-term debt	(626.6)	(11.4)	—	(638.0)
Proceeds from issuance of long-term debt	0.2	(0.2)	—	—
Principal payment under capital lease obligation	0.8	(0.8)	—	—
Proceeds from issuance of shares	8.0	—	—	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	—	—	—
Funds allocated by Alcatel			—	—
Dividends (paid)/received	(11.0)	—	—	(11.0)
External	(11.0)	—	—	(11.0)
Inter-group transactions	—	—	—	—

Net cash provided (used) by financing activities	(628.6)	(12.4)	—	(641.0)

Net effect of exchange rate changes	7.0	—		7.0

Net increase (decrease) in cash and cash equivalents	(381.1)	(12.9)	—	(394.0)

Cash and cash equivalents at beginning of year	4,992.1	20.9	—	5,013.0

Cash and cash equivalents at end of year	4,611.0	8.0	—	4,619.0

      28/04/2003

ALCATEL OPTRONICS
2003 COMBINED FINANCIAL STATEMENTS
AT MARCH 31, 2003

Combined income statements for the first quarters 2003, 2002 and at December 31, 2002	p. 2
Combined balance sheets at March 31, 2003, 2002 and at December 31, 2002	p. 3
Combined statements of cash flows at March 31, 2003, 2002 and at December 31, 2002	p. 4
Combined statement of changes in net worth at March 31, 2003, 2002 and at December 31, 2002	p. 5
Notes to the combined financial statements :
- Presentation and summary of accounting policies	p. 6
- Information by geographical segment	p. 7
- Subsequent events	p. 7

1

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED INCOME STATEMENTS

	Q1	Q1
	2003	2002	2002

	(in millions of euros)
Net sales	7.3	35.1	84.1
Cost of sales	(21.4)	(55.5)	(177.3)

Gross profit (loss)	(14.1)	(20.4)	(93.2)
Administrative and selling expenses	(4.4)	(9.9)	(32.3)
Research & Development expenses	(5.6)	(12.7)	(45.9)

Income (loss) from operations	(24.1)	(43.0)	(171.4)
Financial income (loss)	(2.9)	(2.8)	(10.2)
Restructuring costs	(4.0)	(3.3)	(77.4)
Other revenue (expense)	0.9	(0.3)	(88.3)

Income (loss) before taxes and amortization of goodwill	(30.1)	(49.4)	(347.3)
Income tax	0.7	12.3	(17.7)
Amortization of goodwill	—	(1.1)	(53.8)
Purchased R&D	—	—	—
Net income (loss)	(29.4)	(38.2)	(418.8)

2

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED BALANCE SHEETS

ASSETS

	Q1	Q1
	2003	2002	2002

	(in millions of euros)
Goodwill, net	—	57.6	—
Other intangible assets, net	1.0	11.6	1.6
Intangible assets, net	1.0	69.2	1.6
Property, plant and equipment	299.5	372.9	306.8
Less accumulated depreciation	(218.1)	(114.0)	(219.2)
Property, plant and equipment, net	81.4	258.9	87.6
Other investments	1.9	0.9	0.9
TOTAL FIXED ASSETS	84.3	329.0	90.1
Inventories and work-in-progress, net	13.4	53.0	16.4
Trade receivables and related accounts, net	6.8	32.4	8.0
Other accounts receivable	16.7	101.1	23.2

Accounts receivable, net	23.5	133.5	31.2
Cash Pooling — Alcatel current account (maturity not less than three months)	—	—	—
Cash Pooling — Alcatel current account (maturity less than three months)	5.3	5.9	18.5
Marketable securities, net value	—	—	—
Cash	2.4	2.1	1.9
Cash and cash equivalents	7.7	8.0	20.4

TOTAL CURRENT ASSETS	44.6	194.5	68.0

TOTAL ASSETS	128.9	523.5	158.1

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	Q1	Q1
	2003	2002	2002

	After Appropriation		After
	(in millions of euros)		Appropriation
Funds allocated by Alcatel	352.6	366.6	369.1
Accumulated net profits (losses)	(592.5)	(182.5)	(563.1)
Cumulative translation adjustment	6.9	6.3	2.8

TOTAL NET WORTH OF THE OPTRONICS DIVISION	(233.0)	190.4	(191.2)
Accrued pension and retirement obligations	2.4	2.6	2.4
Other reserves	21.0	35.9	23.5

TOTAL RESERVES FOR LIABILITIES AND CHARGES	23.4	38.5	25.9
Cash pooling — Alcatel current account	281.8	165.9	254.6
Other borrowings	23.8	26.9	24.6
TOTAL FINANCIAL DEBT	305.6	192.8	279.2
Advances from customers	0.1	0.1	0.1
Trade payables and related accounts	18.2	55.6	28.1
Other payables	14.6	46.1	16.0

TOTAL OTHER LIABILITIES	32.9	101.8	44.2

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION	128.9	523.5	158.1

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OPTRONICS DIVISION, A DIVISION OF ALCATEL
COMBINED STATEMENTS OF CASH FLOWS

	Q1	Q1
	2003	2002	2002

	(in millions of euros)
Cash flows from operating activities
Net income (loss)	(29.4)	(38.2)	(418.8)
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	5.1	15.5	238.8
Changes in reserves for pension obligations, net	—	—	(0.2)
Changes in other reserves, net	(2.2)	(27.0)	(64.3)
Net (gain) loss on disposal of non-current assets	(0.1)	0.8	8.7
Other	—	—	—

Net cash provided (used) by operating activities before change in working capital	(26.6)	(48.9)	(235.8)
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	5.8	61.8	157.0
Decrease (increase) in inventories	4.4	33.3	94.9
Increase (decrease) in accounts payable and accrued expenses	(9.9)	(36.4)	(84.5)
Net cash provided (used) by operating activities	(26.3)	9.8	(68.4)
Cash flows from investing activities
Proceeds from disposal of fixed assets	0.2	0.6	12.3
Capital expenditures	—	(10.8)	(21.1)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	—	(0.1)	(0.1)
Cash proceeds from sales of previously consolidated companies, net of cash sold	—	—	1.6
Decrease (increase) in loans	(1.0)	—	—

Net cash provided (used) by investing activities	(0.8)	(10.3)	(7.3)

Net cash flows after investing activities	(27.1)	(0.5)	(75.7)
Cash flows from financing activities
Increase (decrease) in short-term debt	30.6	(11.4)	99.6
Increase (decrease) in long-term debt	—	(0.2)	(17.3)
Principal payment under capital lease obligation	(0.7)	(0.8)	(7.0)
Proceeds from issuance of Alcatel Optronics shares	—	—	—
Transfer from (to) owners	(15.3)	—	3.3
Dividends paid by Alcatel Optronics	—	—	(2.9)

Net cash provided (used) by financing activities	14.6	(12.4)	75.7
Net effect of exchange rate changes	(0.2)	—	(0.5)
Net increase (decrease) in cash and cash equivalents	(12.7)	(12.9)	(0.5)
Cash and cash equivalents at beginning of year	20.4	20.9	20.9
Cash and cash equivalents at end of year	€ 7.7	€ 8.0	€ 20.4

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OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENT OF CHANGES IN NET WORTH OF
THE OPTRONICS DIVISION

	Funds	Accumulated	Cumulative	Total net
	allocated by	net	Translation	worth of
	Alcatel	profits/losses	Adjustment	the division

	(in millions of euros, except where expressly stated otherwise)
Balance at December 31, 2001	366.6	(144.3)	5.4	227.7
Net income (loss)	—	(418.8)	—	(418.8)
Funds allocated by Alcatel	2.5	—	—	2.5
Translation adjustment of the year	—	—	(2.6)	(2.6)

Balance at December 31, 2002	369.1	(563.1)	2.8	(191.2)
Net income (loss)	—	(29.4)	—	(29.4)
Changes in perimeter	(16.5)	—	1.5	(15.0)
Translation adjustment of the year	—	—	2.6	2.6

Balance at March 31, 2003	352.6	(592.5)	6.9	(233.0)

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OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of presentation and summary of accounting policies

1.1 — Basis of presentation

     As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid to these Alcatel Class O Shares are based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business (together « the Optronics division »):

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France acquired on August 1st, 2000. Since the shutdown of Gatineau’s facility on December 13, 2002, Alcatel Optronics Canada has no operational activity and should be liquidated by the end of 2003.

•	Alcatel Optronics USA Inc., a U.S. incorporated company, wholly-owned subsidiary of Alcatel and created on June 30, 2000. Since the sale of most of Alcatel Optronics USA Inc. assets to Sanmina Texas LP on November 22, 2002, the company has no operational activity. As a result, the company is no longer combined within the Optronics division and its net assets have been returned to Alcatel as of January 1st 2003.

1.2 — Summary of accounting policies

     The combined financial statements of the Optronics division are presented in accordance with French generally accepted accounting principles. Since January 1, 1999, Alcatel and the Optronics division comply with the “New principles and methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable”. Since January 1st, 2002 Alcatel and the Optronics division comply with the regulation n°00-06 (regulation on liabilities) approved by the « Comité de Réglementation Comptable ». Such change did not have any effect on the 2002 financial statements of the Optronics division.

     The combined financial statements of the Optronics division comply with the essential accounting principles described hereafter.

     All significant transactions and balances within the Optronics division are eliminated.

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Note 2 — Information by geographical area and concentration

     The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

						United
		United		Rest of	Total	States of
	France	Kingdom	Italy	Europe	Europe	America	Canada	Asia	Total

			(in millions of euros, except for staff count)
Q1 2003
Net sales
By entity location	7.2	0.1	—	—	7.3	—	—	—	7.3
By geographical market	0.4	0.1	4.3	0.5	5.3	0.7	—	1.3	7.3
Q1 2002
Net sales
By entity location	16.6	0.7	—	—	17.3	16.7	1.1	—	35.1
By geographical market	0.9	3.4	9.9	1.4	15.6	18.0	0.2	1.3	35.1
2002
Net sales
By entity location	48.3	3.4	—	—	51.7	30.0	2.4	—	84.1
By geographical market	6.9	6.7	29.4	3.1	46.1	31.2	0.9	5.9	84.1
Income (loss) from operations	(115.8)	(36.0)	—	—	(151.8)	(13.1)	(6.5)	—	(171.4)
Property, plant and equipment, net	69.0	18.0	—		87.0	0.6	—	—	87.6
Total assets	110.6	23.7	—	—	134.3	17.8	6.0	—	158.1

Note 3 — Subsequent events

     At the annual shareholders meeting, shareholders approved the conversion of Alcatel Optronics tracking stocks into Alcatel ordinary shares on a one-for-one basis. This implies several significant changes: the end of Optronics separate financial reporting and, effective April 22nd, the first day of trading on the Paris stock exchange following the Shareholders’ meeting, the suspension of the Alcatel O quotation. From April 23rd, there will be one Alcatel shares quotation without distinction of class, instead of the former Alcatel A and O shares.

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